Exhibit 5.1

[PepsiCo, Inc. Letterhead]

February 26, 2010

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

Dear Ladies and Gentlemen:

I have acted as counsel to PepsiCo, Inc., a North Carolina corporation (the “Company”), in connection with the registration statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), of 16,540,247 shares of the Company’s Common Stock (the “Shares”), to be issued in accordance with the terms of the PBG 2004 Long Term Incentive Plan, the PBG 2002 Long Term Incentive Plan, the PBG Long Term Incentive Plan, the The Pepsi Bottling Group, Inc. 1999 Long Term Incentive Plan, the PBG Directors’ Stock Plan, the PBG Stock Incentive Plan (together with all the aforementioned incentive plans of The Pepsi Bottling Group, Inc., the “PBG Plans”) and the PepsiAmericas, Inc. 2000 Stock Incentive Plan (the “PAS Plan”).

I have reviewed such corporate records, documents and questions of law and fact I have considered necessary or appropriate for the purposes of this opinion.

Based on such review, I am of the opinion that the Shares registered pursuant to the Registration Statement to which this opinion is an exhibit, when issued in accordance with the terms of the PBG Plans and the PAS Plan, will be validly issued, fully paid and nonassessable.

I consent to the filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations promulgated thereunder.

This opinion letter is rendered as of the date above and I disclaim any obligation to advise you of facts, circumstances, events or developments which may alter, affect or modify the opinion expressed herein.

Very truly yours,

/s/ Thomas H. Tamoney, Jr. Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General
Counsel and Assistant Secretary